UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON OCTOBER 26, 2011

DATE, TIME, AND PLACE:

October 26, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Directors were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the Company’s Financial Statements regarding the 3rd quarter of 2011; (b)  Approve the use of internal models of market risks to calculate the regulatory capital of the Company; (c)  Approve: (i) the appointment of responsible director for review procedures and controls relating to capital management; and (ii) determination of the organizational structure for implement the capital management; (d) Approve: (i) the re-ratification of the resolution taken by the Board of Directors meeting held on September 22, 2011 at 10:00 am, for the sole purpose of contain the correct values of interest on capital, and (ii) ratification of all the other resolutions passed on September 22, 2011; (e)  appoint Mr. Celso Clemente Giacometti to the position of member of the Appointment and Compensation Committee and the Corporate Governance, Ethic and Sustainability Committee of the Company; and (f) appoint Mr. Marcos Adriano Ferreira Zoni as ombudsman of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 3rd quarter of 2011, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), everything as proposed by the Board of Executive Officers, according to the meeting held on October 21, 2011, at 09:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

It is registered that Mrs. Maria Elena Cardoso Figueira, and Messrs. René Luiz Grande and Sérgio Darcy da Silva, members of Audit Committee of the economic and financial conglomerate Santander in Brazil were present to render clarifications related to item (a) of the Agenda;

(b)       Approved, pursuant to article 19, § 8º, of the Circular # 3.478, of December 22, 2009, the use of internal models of market risks to calculate the regulatory capital of the Company.

It is registered that Mr. Oscar Rodriguez Herrero, Vice-President Executive Director of the Company, and Luis Alberto Citon, Officers without specific designation were present to render clarifications related to item (b) of the Agenda;

(c)        Approved, pursuant to sole paragraph of article 12 of the Resolution # 3.988, of June 30, 2011, of National Monetary Board: (i) the appointment of Mr. Ronaldo Yassuyuki Morimoto, Officers without specific designation of the Company as the responsible director for review procedures and controls relating to capital management; and (ii) determining the organizational structure for implement the capital management;

(d)       Approved: (i) re-ratification of the resolution taken by these Board of Directors, on the meeting held on September 22, 2011 at 10:00 am, for the sole purpose of contain the correct values of interest on capital, attributed per batch of one thousand (1,000) ordinary shares, preferred shares and Units, either gross and net value, all under the proposal of the meeting the Board of Executive Officers held on September 30, 2011. Thus, is hereby declared under the title of Interest on the Company´s Capital, in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.959206070 per batch of one thousand (1,000) ordinary shares, R$ 1.055126680 per batch of one thousand (1,000) preferred shares, and R$ 105.512667850 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.815325160 per batch of one thousand (1,000) ordinary shares, R$ 0.896857678 per batch of one thousand (1,000) preferred shares, and R$ 89.685767673 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. The Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market; and (ii) the ratification of all others resolutions approved by the Board of Directors on September 22, 2011;

[Free English Translation]

(e)        Appointed, pursuant to article 14, paragraph 6 of the Company’s Bylaws, with abstention of the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, Brazilian citizen, married, business administrator, bearer of RG # 3.179.758-1 SSP/SP, registered with the CPF/MF  under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, # 3725, 6th floor, São Paulo – SP, as a member of the Appointment and Compensation Committee and the Corporate Governance, Ethic and Sustainability Committee of the Company, in substitution of Mr. Fábio Colletti Barbosa, for a term which shall be valid until the possession on the elects on the first meeting of the Board of Directors realized after the Ordinary Shareholders Meeting of 2013. Mr. Celso Clemente Giacometti shall act as coordinator of the Appointment and Compensation Committee and the Corporate Governance, Ethic and Sustainability Committee of the Company; and

(f)        Appointed, pursuant to article 17, item XX, of the Company’s Bylaws, Mr. Marcos Adriano Ferreira Zoni to the position of ombudsman of the Company, and ratified all acts performed by Mr. Zoni on the position on ombudsman since August 22, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, October 26, 2011. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer